UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                      ------------------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
    -----------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------


                            N E W S   R E L E A S E

                                                                    June 9, 2004

           Minefinders Discovers Silver at Real Viejo, Sonora, Mexico

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSE:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report that significant silver mineralization has been encountered in four of the first five drill holes completed on the Company's 100% owned Real Viejo silver project located in Sonora, Mexico.

In  particular,   core  hole  RV-04-4C  encountered  multiple  high-grade  drill intercepts, including 634 grams per ton silver over 1.3 meters length (18.5 ounces per ton silver over 4.3 feet) and 516 grams per ton silver over 1.5 meters (15.1 ounces per ton silver over 4.9 feet), within a larger intersection of 27.5 meters averaging 158.7 grams per ton silver from 69.3 to 96.8 meters (4.6 ounces per ton silver over 90.2 feet). A second zone in the same drill hole graded 131.8 grams per ton silver from 16.0 to 28.6 meters (3.85 ounces per ton silver over 41.3 feet). These initial, wide spaced drill holes confirmed silver mineralization at Real Viejo over a strikelength of more than 400 meters (1300 feet), and indicate near surface, bulk tonnage potential for silver mineralization with accessory amounts of lead (Pb), zinc (Zn), and copper (Cu).

Mineralization at Real Viejo occurs within a large, complex stockwork vein system exposed in outcrop over a width of 300 meters and a length of 600 meters. The strongest silver mineralization, intersected in drill hole RV04-4C, is located more than 380 meters (1,250 feet) east of the silver mineralization encountered in RV04-2C, and is approximately 410 meters (1350 ft) from the mineralization found in RV04-3C. Drill hole RV04-3C was located approximately 410 meters (1350 ft) to the west of RV04-4C and silver mineralization in this hole was associated with relatively strong zinc anomalies, which may provide an indication of primary zonation within the system. Drill hole RV04-1C was drilled beneath and 90 meters west of the mineralization found within RV04-4C.

Highlights of drilling from the first five core holes are shown below:

---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
Hole ID                Interval           Length (meters)     Average Ag (gpt)   Average Ag (opt)   Length (feet)
                       (meters)
---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
RV04-1C                  67.1 to 76.1            9.0              64.0 gpt           1.87 opt             29.5
                          includes:              1.5             182.0 gpt           5.31 opt             4.9

---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
RV04-2C                  5.0 to 20.3            15.3              45.2 gpt           1.32 opt             50.2
                          includes:        1.9 m of stope
                         49.7 to 65.0           15.3              20.0 gpt           0.58 opt             65.6
                         77.0 to 86.0            9.0              62.5 gpt           1.83 opt             29.5
---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
RV04-3C                  48.0 to 59.0           11.0              12.0 gpt           0.35 opt             36.1
---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
RV04-4C                  16.0 - 28.6            12.6             131.8 gpt           3.84 opt             41.2
                          includes:              3.1             327.3 gpt           9.56 opt             10.2
                         69.3 - 96.8            27.5             158.7 gpt           4.63 opt             90.2
                          includes:              3.3             406.1 gpt          11.86 opt             10.8
                             and:               12.2             228.7 gpt           6.68 opt             40.0
---------------------- -----------------------------------------------------------------------------------------------
RV04-5C                 no significant mineralization
---------------------- -----------------------------------------------------------------------------------------------

The initial drill intercepts indicate a large mineralized system exposed at surface and containing multiple zones of silver mineralization with excellent potential for expansion. Strong base metal anomalies surround the silver zones and are generally consistent from surface to over 100 meters of thickness. Drill hole RV04-5C was the only drill hole that did not intersect significant silver mineralization, as it was drilled primarily within a large diorite plug. This underlying diorite plug and related porphyry and rhyolitic dikes were intruded into volcanic flows and tuffs of the area and are likely related to the mesothermal mineralized system.

The Real Viejo prospect was originally identified by Minefinders geologists during reconnaissance mapping and sampling of the Company's Northern Sonora concessions. Although historic prospecting had occurred in small pits in the area, the deposit was not recognized within any historic literature or maps and had never been drilled. Further exploration on the discovery will be completed in conjunction with exploration activity on the Company's other gold and silver prospects in the area, including the La Bolsa gold deposit, La Dura Silver prospect and the recently-acquired Planchas de Plata silver district, which, historically, produced high-grade silver.

Due to the success of the initial drill program, Minefinders will proceed as soon as possible to a Phase II drill program on the property. The environmental permitting presently in place is sufficient for substantially more drilling than has been completed to date.

Minefinders is also currently conducting drilling programs on the Dolores deposit in Chihuahua, Mexico and the Clear property in Nevada. In addition, a bankable feasibility study is being completed on the proposed open-pit portion of the Dolores gold and silver deposit.

Drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the Real Viejo site for assay by ALS-Chemex Labs of Vancouver, B.C.. Blanks and standards are inserted into the sample stream for quality control and a split of the core is maintained at the Company's Hermosillo warehouse for check assay and metallurgical testing. Diamond drilling was being conducted by Layne de Mexico based in Hermosillo. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.


MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                    SASKATCHEWAN
                                                                        MANITOBA
                                                                         ONTARIO
                                                                          QUEBEC


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

      Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.  Reporting Issuer

                  Minefinders Corporation Ltd. (the "Company")
                  2288 - 1177 West Hastings Street
                  Vancouver, BC  V6E 2K3

Item 2.  Date of Material Change

                  June 9, 2004 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated June 9, 2004 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Matthews (Canadian Disclosure and U.S. Timely Network), Canada Stockwatch and Market News.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company announced that significant silver mineralization has been encountered in four of the first five drill holes completed on the Company's 100% owned Real Viejo silver project located in Sonora, Mexico.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Mark Bailey
                  President and Director
                  2288 - 1177 West Hastings Street
                  Vancouver, BC  V6E 2K3
                  604.687.6263

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, BC, this 9th day of June, 2004.

                                                    MINEFINDERS CORPORATION LTD.

                                                    Per:

                                                    /s/  Paul C. MacNeill
                                                    ----------------------------
                                                    Paul C. MacNeill
                                                    Director

                                  SCHEDULE "A"
MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------


                            N E W S   R E L E A S E

                                                                    June 9, 2004

           Minefinders Discovers Silver at Real Viejo, Sonora, Mexico

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSE:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report that significant silver mineralization has been encountered in four of the first five drill holes completed on the Company's 100% owned Real Viejo silver project located in Sonora, Mexico.

In  particular,   core  hole  RV-04-4C  encountered  multiple  high-grade  drill intercepts, including 634 grams per ton silver over 1.3 meters length (18.5 ounces per ton silver over 4.3 feet) and 516 grams per ton silver over 1.5 meters (15.1 ounces per ton silver over 4.9 feet), within a larger intersection of 27.5 meters averaging 158.7 grams per ton silver from 69.3 to 96.8 meters (4.6 ounces per ton silver over 90.2 feet). A second zone in the same drill hole graded 131.8 grams per ton silver from 16.0 to 28.6 meters (3.85 ounces per ton silver over 41.3 feet). These initial, wide spaced drill holes confirmed silver mineralization at Real Viejo over a strikelength of more than 400 meters (1300 feet), and indicate near surface, bulk tonnage potential for silver mineralization with accessory amounts of lead (Pb), zinc (Zn), and copper (Cu).

Mineralization at Real Viejo occurs within a large, complex stockwork vein system exposed in outcrop over a width of 300 meters and a length of 600 meters. The strongest silver mineralization, intersected in drill hole RV04-4C, is located more than 380 meters (1,250 feet) east of the silver mineralization encountered in RV04-2C, and is approximately 410 meters (1350 ft) from the mineralization found in RV04-3C. Drill hole RV04-3C was located approximately 410 meters (1350 ft) to the west of RV04-4C and silver mineralization in this hole was associated with relatively strong zinc anomalies, which may provide an indication of primary zonation within the system. Drill hole RV04-1C was drilled beneath and 90 meters west of the mineralization found within RV04-4C.

Highlights of drilling from the first five core holes are shown below:

---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
Hole ID                Interval           Length (meters)     Average Ag (gpt)   Average Ag (opt)   Length (feet)
                       (meters)
---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
RV04-1C                  67.1 to 76.1            9.0              64.0 gpt           1.87 opt             29.5
                          includes:              1.5             182.0 gpt           5.31 opt             4.9

---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
RV04-2C                  5.0 to 20.3            15.3              45.2 gpt           1.32 opt             50.2
                          includes:        1.9 m of stope
                         49.7 to 65.0           15.3              20.0 gpt           0.58 opt             65.6
                         77.0 to 86.0            9.0              62.5 gpt           1.83 opt             29.5
---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
RV04-3C                  48.0 to 59.0           11.0              12.0 gpt           0.35 opt             36.1
---------------------- ------------------ ------------------- ------------------ ------------------ ------------------
RV04-4C                  16.0 - 28.6            12.6             131.8 gpt           3.84 opt             41.2
                          includes:              3.1             327.3 gpt           9.56 opt             10.2
                         69.3 - 96.8            27.5             158.7 gpt           4.63 opt             90.2
                          includes:              3.3             406.1 gpt          11.86 opt             10.8
                             and:               12.2             228.7 gpt           6.68 opt             40.0
---------------------- -----------------------------------------------------------------------------------------------
RV04-5C                 no significant mineralization
---------------------- -----------------------------------------------------------------------------------------------

The initial drill intercepts indicate a large mineralized system exposed at surface and containing multiple zones of silver mineralization with excellent potential for expansion. Strong base metal anomalies surround the silver zones and are generally consistent from surface to over 100 meters of thickness. Drill hole RV04-5C was the only drill hole that did not intersect significant silver mineralization, as it was drilled primarily within a large diorite plug. This underlying diorite plug and related porphyry and rhyolitic dikes were intruded into volcanic flows and tuffs of the area and are likely related to the mesothermal mineralized system.

The Real Viejo prospect was originally identified by Minefinders geologists during reconnaissance mapping and sampling of the Company's Northern Sonora concessions. Although historic prospecting had occurred in small pits in the area, the deposit was not recognized within any historic literature or maps and had never been drilled. Further exploration on the discovery will be completed in conjunction with exploration activity on the Company's other gold and silver prospects in the area, including the La Bolsa gold deposit, La Dura Silver prospect and the recently-acquired Planchas de Plata silver district, which, historically, produced high-grade silver.

Due to the success of the initial drill program, Minefinders will proceed as soon as possible to a Phase II drill program on the property. The environmental permitting presently in place is sufficient for substantially more drilling than has been completed to date.

Minefinders is also currently conducting drilling programs on the Dolores deposit in Chihuahua, Mexico and the Clear property in Nevada. In addition, a bankable feasibility study is being completed on the proposed open-pit portion of the Dolores gold and silver deposit.

Drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the Real Viejo site for assay by ALS-Chemex Labs of Vancouver, B.C.. Blanks and standards are inserted into the sample stream for quality control and a split of the core is maintained at the Company's Hermosillo warehouse for check assay and metallurgical testing. Diamond drilling was being conducted by Layne de Mexico based in Hermosillo. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.


MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Minefinders Corporation Ltd.
                                                    (Registrant)


Date   June 9, 2004                          By:    /s/ Paul C. MacNeill
       -------------                                ----------------------------
                                                    Paul C. MacNeill, Director